SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq. Cathy A. Birkeland, Esq. Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on following pages)

(Page 1 of 9 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 9 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely as co-trustees of the U.S. Situs Trusts (as defined in the Schedule 13D) listed on Appendix A.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,149,874*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,149,874*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,149,874*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 3.1%*

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the

CUSIP No. 448579102	13D	Page 3 of 9 Pages

14.	Type of Reporting Person OO

“Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,158,639 shares of Common Stock outstanding as of October 28, 2011. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 4.1% of the total voting power of the Common Stock as of October 28, 2011. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 9 Pages

EXPLANATORY NOTE: This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 3 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 9, 2010 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on May 18, 2011 (“Amendment No. 2”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1 and Amendment No. 2, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

Based solely on the information contained in amendments to the Schedule 13Ds filed by certain Separately Filing Group Members on November 28, 2011, certain of the Separately Filing Group Members transferred shares of Common Stock to other Separately Filing Group Members. These transactions did not impact the number of shares or percentage of Common Stock beneficially owned by the Reporting Persons or the Pritzker Family Group.

Schedule B attached to this Amendment No. 3 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 3 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2011

U.S. Situs Trusts

/s/ Thomas J. Pritzker Thomas J. Pritzker, not individually, but solely in the capacity as co-trustee of the U.S. Situs Trusts listed on Appendix A.

/s/ Marshall E. Eisenberg Marshall E. Eisenberg, not individually, but solely in the capacity as co-trustee of the U.S. Situs Trusts listed on Appendix A.

/s/ Karl J. Breyer Karl J. Breyer, not individually, but solely in the capacity as co-trustee of the U.S. Situs Trusts listed on Appendix A.

[Signature Page to Amendment No. 3 to Schedule 13D]

CUSIP No. 448579102	13D	Page 6 of 9 Pages

Appendix A

U.S. Situs Trusts

Name of Trust	Jurisd. of Org.
N.F.P. QSST Trust # 21	Illinois
LaSalle Trust #13	Illinois
LaSalle Trust #14	Illinois
LaSalle Trust #15	Illinois
LaSalle Trust #17	Illinois
LaSalle Trust #18	Illinois
LaSalle Trust #19	Illinois
LaSalle Trust #41	Illinois
LaSalle Trust #42	Illinois
LaSalle Trust #43	Illinois
LaSalle Trust #44	Illinois
LaSalle Trust #45	Illinois
LaSalle Trust #46	Illinois
LaSalle Trust #47	Illinois
LaSalle Trust #48	Illinois
LaSalle Trust #49	Illinois
LaSalle Trust #50	Illinois
LaSalle Trust #51	Illinois
LaSalle Trust #52	Illinois
LaSalle Trust #53	Illinois
LaSalle Trust #54	Illinois
LaSalle Trust #55	Illinois
LaSalle Trust #56	Illinois
LaSalle Trust #57	Illinois
LaSalle Trust #58	Illinois
LaSalle Trust #59	Illinois
LaSalle Trust #60	Illinois
LaSalle Trust #61	Illinois
LaSalle Trust #62	Illinois
LaSalle Trust #63	Illinois
LaSalle Trust #64	Illinois
LaSalle G.C. Trust #2	Illinois
LaSalle G.C. Trust #3	Illinois
LaSalle G.C. Trust #4	Illinois
LaSalle G.C. Trust #5	Illinois
LaSalle G.C. Trust #6	Illinois
LaSalle G.C. Trust #7	Illinois
LaSalle G.C. Trust #8	Illinois
LaSalle G.C. Trust #9	Illinois
LaSalle G.C. Trust #10	Illinois
LaSalle G.C. Trust #11	Illinois
Don Trust #25	N/A
Nicholas Trust	Illinois
Tom Trust	Illinois
Johnny Trust	Illinois
Daniel Trust	Illinois
Jim Trust	Illinois
Linda Trust	Illinois
Karen Trust	Illinois
Penny Trust	Illinois
Tony Trust	Illinois
Jay Robert Trust	Illinois
Gigi Trust	Illinois
R. A. Trust #25	Illinois
Belleview Trust – Oregon Trust #37	N/A
Bly Trust – Oregon Trust #38	N/A
Canyonville Trust – Oregon Trust #39	N/A
Chiloquin Trust – Oregon Trust #41	N/A
Coburg Trust – Oregon Trust #42	N/A
Condon Trust – Oregon Trust #43	N/A
Dayton Trust – Oregon Trust #44	N/A
Dillard Trust – Oregon Trust #45	N/A
Dundee Trust – Oregon Trust #46	N/A
Dunes Trust – Oregon Trust #47	N/A
Elmira Trust – Oregon Trust #48	N/A
Blodgett Trust – Oregon Trust #101	N/A
Broadbent Trust – Oregon Trust #102	N/A
Burlington Trust – Oregon Trust #103	N/A
Brightwood Trust – Oregon Trust #181	N/A
Ophelia Trust – Oregon Trust #182	N/A
Buxton Trust – Oregon Trust #183	N/A
Carver Trust – Oregon Trust #184	N/A
Vale Trust – Oregon Trust #189	N/A
Heppner Trust – Oregon Trust #190	N/A
Moro Trust – Oregon Trust #191	N/A
Tillamook Trust – Oregon Trust #192	N/A
Oakland Trust – Oregon Trust #201	N/A
Oceanside Trust – Oregon Trust #202	N/A
Odell Trust – Oregon Trust #203	N/A
Olney Trust – Oregon Trust #204	N/A
Ophir Trust – Oregon Trust #205	N/A
Orenco Trust – Oregon Trust #206	N/A
Orient Trust – Oregon Trust #207	N/A
Oxbow Trust – Oregon Trust #208	N/A
Newman Trust – Washington Trust #57	Illinois
Rock Trust – Washington Trust #58	Illinois
Roosevelt Trust – Washington Trust #59	Illinois
Shannon Trust – Washington Trust #60	Illinois
Stevens Trust – Washington Trust #61	Illinois
Spectacle Trust – Washington Trust #62	Illinois
Galispell Trust – Washington Trust #63	Illinois
West Trust – Washington Trust #64	Illinois
Gunn Trust – Washington Trust #93	Illinois
Pyramid Trust – Washington Trust #94	Illinois
Signal Trust – Washington Trust #96	Illinois
Pinnacle Trust – Washington Trust #109	Illinois
Remmel Trust – Washington Trust #110	Illinois
Mile Trust – Washington Trust #111	Illinois
Lummi Trust – Washington Trust #141	Illinois
Shoalwater Trust – Washington Trust #142	Illinois
Hoh Trust – Washington Trust #143	Illinois
Quillayute Trust – Washington Trust #144	Illinois
Klickitat Trust – Washington Trust #149	Illinois
Willapa Trust – Washington Trust #150	Illinois
Snow Trust – Washington Trust #151	Illinois
Toutle Trust – Washington Trust #153	Illinois
Salmon Trust – Washington Trust #154	Illinois
Yellow Trust – Washington Trust #155	Illinois
Chehalis Trust – Washington Trust #156	Illinois
Wynoochee Trust – Washington Trust #157	Illinois
Quimalt Trust – Washington Trust #158	Illinois
Queets Trust – Washington Trust #159	Illinois
Wind Trust – Washington Trust #160	Illinois
Angeles Trust – Washington Trust #169	Illinois

CUSIP No. 448579102	13D	Page 7 of 9 Pages

Name of Trust	Jurisd. of Org.
Aberdeen Trust – Washington Trust #170	Illinois
Hoquiam Trust – Washington Trust #171	Illinois
Zesty Trust – Washington Trust #172	Illinois
Bellingham Trust – Washington Trust #173	Illinois
Blaine Trust – Washington Trust #174	Illinois
Chuckanut Trust – Washington Trust #175	Illinois
Anacortes Trust – Washington Trust #176	Illinois
ECI Family Trust #1	Illinois
ECI Family Trust #2	Illinois
ECI Family Trust #3	Illinois
ECI Family Trust #4	Illinois
ECI Family Trust #5	Illinois
ECI Family Trust #6	Illinois
ECI QSST Trust #1	Illinois
ECI QSST Trust #2	Illinois
ECI QSST Trust #3	Illinois
ECI QSST Trust #4	Illinois
ECI QSST Trust #5	Illinois
ECI QSST Trust #6	Illinois
Don G.C. Trust #1	N/A
Don G.C. Trust #2	N/A
Don G.C. Trust #3	N/A
Don G.C. Trust #4	N/A
Don G.C. Trust #5	N/A
Don G.C. Trust #6	N/A
Don G.C. Trust #7	N/A
Don G.C. Trust #8	N/A
Don G.C. Trust #9	N/A
Don G.C. Trust #10	N/A
R.A. G.C. Trust #1	Illinois
R.A. G.C. Trust #2	Illinois
R.A. G.C. Trust #3	Illinois
R.A. G.C. Trust #4	Illinois
R.A. G.C. Trust #5	Illinois
R.A. G.C. Trust #6	Illinois
R.A. G.C. Trust #7	Illinois
R.A. G.C. Trust #8	Illinois
R.A. G.C. Trust #9	Illinois
R.A. G.C. Trust #10	Illinois
A.N.P. Trust #1	Illinois
A.N.P. Trust #2	Illinois
A.N.P. Trust #3	Illinois
A.N.P. Trust #4 – Daniel	Illinois
A.N.P. Trust #4 – John	Illinois
A.N.P. Trust #5 – Daniel	Illinois
A.N.P. Trust #5 – Jean	Illinois
A.N.P. Trust #6	Illinois
A.N.P. Trust #7D – Dan	Illinois
A.N.P. Trust #8	Illinois
A.N.P. Trust #9	Illinois
A.N.P. Trust #10	Illinois
A.N.P. Trust #11	Illinois
A.N.P. Trust #12	Illinois
A.N.P. Trust #13D – Dan	Illinois
A.N.P. Trust #15	Illinois
A.N.P. Trust #16	Illinois
A.N.P. Trust #17	Illinois
A.N.P. Trust #18 – John	Illinois
A.N.P. Trust #18 – Thomas	Illinois
A.N.P. Trust #19	Illinois
A.N.P. Trust #20	Illinois
A.N.P. Trust #21	Illinois
A.N.P. Trust #22 – James	Illinois
A.N.P. Trust #22 – Linda	Illinois
A.N.P. Trust #23 – Karen	Illinois
A.N.P. Trust #23 – Linda	Illinois
A.N.P. Trust #24 – James	Illinois
A.N.P. Trust #24 – Karen	Illinois
A.N.P. Trust #25	Illinois
A.N.P. Trust #26	Illinois
A.N.P. Trust #27	Illinois
A.N.P. Trust #28 – James	Illinois
A.N.P. Trust #28 – Linda	Illinois
A.N.P. Trust #29 – Karen	Illinois
A.N.P. Trust #29 – Linda	Illinois
A.N.P. Trust #30 – James	Illinois
A.N.P. Trust #30 – Karen	Illinois
A.N.P. Trust #31	Illinois
A.N.P. Trust #32	Illinois
A.N.P. Trust #33	Illinois
A.N.P. Trust #34 – Anthony	Illinois
A.N.P. Trust #34 – Penny	Illinois
A.N.P. Trust #35 – Anthony	Illinois
A.N.P. Trust #35 – Jay Robert	Illinois
A.N.P. Trust #36 – Jay Robert	Illinois
A.N.P. Trust #36 – Penny	Illinois
A.N.P. Trust #37	Illinois
A.N.P. Trust #38	Illinois
A.N.P. Trust #39	Illinois
A.N.P. Trust #40 – Anthony	Illinois
A.N.P. Trust #40 – Penny	Illinois
A.N.P. Trust #41 – Anthony	Illinois
A.N.P. Trust #41 – Jay Robert	Illinois
A.N.P. Trust #42 – Jay Robert	Illinois
A.N.P. Trust #42 – Penny	Illinois

CUSIP No. 448579102	13D	Page 8 of 9 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	5,149,874	4.3%	3.1%	4.1%
Trustee of the Non-U.S. Situs Trusts[7]	—	—	4,698,863	3.9%	2.8%	3.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	18,704,396	15.5%	11.3%	15.0%
Trustees of the Nicholas J. Pritzker Family Trusts[9]	—	—	5,846,633	4.9%	3.5%	4.7%
Trustees of the James N. Pritzker Family Trusts[10]	8,470	*	3,470,792	2.9%	2.1%	2.8%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts[12]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	7.1%	5.2%	6.9%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	5,775	*	8,731,294	7.2%	5.3%	7.0%
Trustees of the Daniel F. Pritzker Family Trusts[15]	—	—	10,001,457	8.3%	6.1%	8.0%
Trustees of the Anthony N. Pritzker Family Trusts[16]	—	—	6,186,817	5.1%	3.7%	5.0%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	—	—	17,419,919	14.5%	10.5%	13.9%
Trustees of the Jay Robert Pritzker Family Trusts[18]	—	—	6,051,483	5.0%	3.7%	4.8%
Trustee of the Richard Pritzker Family Trusts[19]	—	—	520,587	0.4%	0.3%	0.4%
Pritzker Family Group Totals	14,245	*	95,366,219	79.1%	57.6%	76.4%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,680,334 shares of the Class A Common Stock outstanding as of October 28, 2011, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 120,478,305 shares of Class B Common Stock outstanding as of October 28, 2011.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock outstanding as of October 28, 2011.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 29,926 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 9 of 9 Pages

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See Amendment No. 1 to the Schedule 13D filed on September 8, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010 by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See Amendment No. 1 to the Schedule 13D filed on September 8, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[19]

See the Schedule 13D filed on August 26, 2010, as amended, by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.